UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 10, 2018 titled “GeoPark Announces Fourth Quarter 2017 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FOURTH QUARTER 2017 OPERATIONAL UPDATE

GEOPARK GROWTH TRACK RECORD CONTINUES:

RECORD PRODUCTION, DRILLING SUCCESS, FIELD EXPANSION, KEY NEW ACREAGE ADDED

Santiago, Chile – January 10, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Brazil, Argentina, Chile and Peru, today announced its operational update for the three-month period ended December 31, 2017 (“4Q2017”).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when otherwise specified.

Fourth Quarter Highlights

30% growth in oil and gas production

•	Consolidated oil and gas production up 30% to 30,654 boepd (up 8% compared to 3Q2017)
•	Oil production increased by 35% to 25,341 bopd (up 9% compared to 3Q2017)
•	Colombian oil production increased by 39% to 24,293 (up 9% compared to 3Q2017)
•	Gas production increased by 11% to 31.9 mmcfpd (up 4% compared to 3Q2017)
•	Annual 2017 average production up 23% to 27,586 boepd, exceeding guidance of 26,500-27,500 boepd
•	Record 2017 exit production of 31,977 boepd

Drilling success in Colombia, Brazil and Chile

•	GeoPark’s 2017 work program included a total of 35 wells drilled (28 operated with a success rate of over 85%) as part of its $100-110 million capital expenditures plan.

Drilling results in the fourth quarter were as follows:

Colombia:

•	Drilling results drive gross production to over 54,000 bopd in the Llanos 34 block (GeoPark operated, 45% WI) with the addition of 7,900 bopd gross from new wells
•	Jacana 13 and 17 appraisal wells completed, tested and put on production
•	Tigana Norte 3 and 4 appraisal wells and Tigana Sur Oeste 2, 3, and 7 development wells drilled, tested and put on production
•	Tigana Norte 5 appraisal well currently being tested
•	Tigana Norte 3, 4 and 5 appraisal wells were drilled outside the 3P outline defined in the 2016 DeGolyer and MacNaughton (D&M) reserve certification

Brazil:

•	Jet 1 exploration well in the Potiguar basin is under stimulation and testing

Chile:

•	Uaken 1 exploration well testing a new low-cost shallow gas play and currently under production test

New attractive acreage added

Colombia: high-impact exploration acreage acquired adjacent to Llanos 34 block

•         Tiple exploration acreage

•         Zamuro exploration acreage in Llanos 32 block

Argentina: low-cost acquisition in the prolific Neuquen basin with cash flows, reserves and upside

•         100% WI and operatorship in Aguada Baguales, El Porvenir and Puesto Touquet blocks, with current production of 2,700 boepd (70% light oil, 30% gas)

Catalysts in 1Q2018

Colombia:

•	Six wells to be drilled during the quarter to continue developing Tigana/Jacana oil fields and to explore a new prospect: two in Tigana Norte, three in Jacana, and one exploration well, Chachalaca Sur 1.

Brazil:

•	One exploration well in POT-T-619 block (GeoPark operated, 100% WI) in the Potiguar basin

Chile:

•	Testing results from the Uaken 1 exploration well in the Fell block (GeoPark operated, 100% WI)

Oil and Gas Reserve Update:

•	Independent certified reserves update as of December 2017 issued in February 2018

These activities are part of GeoPark’s 2018 work program and budget of $100-110 million, expected to be fully funded by cash flow from operations and targeting the drilling of 30+wells, representing a 15-20% production increase over 2017 average levels.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2017, as compared to 4Q2016:

	4Q2017			4Q2016
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	24,378	24,293	509	17,535	39%
Brazil	3,328	44	19,704	2,535	31%
Chile	2,932	988	11,663	3,523	-17%
Argentina	16	16	-	-	-
Total	30,654	25,341	31,876	23,593	30%
a)	Includes royalties paid in kind in Colombia for approximately 881 bopd in 4Q2017. No royalties were paid in kind in Chile, Brazil or Argentina.

Quarterly Production Evolution

(boepd)	4Q2016	1Q2017	2Q2017	3Q2017	4Q2017
Colombia	17,535	19,330	21,015	22,367	24,378
Brazil	2,535	2,499	2,658	3,141	3,328
Chile	3,523	3,351	2,450	2,817	2,932
Argentina	-	-	-	-	16
Total	23,593	25,180	26,123	28,325	30,654
Oil	18,798	20,487	21,930	23,237	25,341
Gas	4,795	4,693	4,193	5,088	5,313

Oil and Gas Production Update

Consolidated:

Continued significant oil production growth of 39% in Colombia increased average consolidated oil and gas production to 30,654 boepd in 4Q2017 from 23,593 boepd in 4Q2016. The increase was mainly attributed to new production from the Tigana/Jacana oil fields in Llanos 34 block. On a consolidated basis, gas production in Chile and Brazil increased by 11% compared to 4Q2016.

Oil represented 83% of the total reported production in 4Q2017 (vs. 80% in 4Q2016).

Colombia:

Average net production in Colombia grew 39% to 24,378 boepd in 4Q2017 compared to 17,535 boepd in 4Q2016, primarily attributed to appraisal and development drilling success in the Tigana/Jacana oil fields in the Llanos 34 block, which represented 95% of Colombian production in 4Q2017.

Llanos 34 block drilling campaign completed a successful year with 4Q2017 results including:

•	Jacana 13 and 17 appraisal wells were completed, tested and are currently producing 1,450 bopd.

•	Tigana Norte 3 appraisal well was drilled to a total depth of 11,352 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 970 bopd of 15.0 degrees API, with less than 0.3% water cut. The well is currently producing 1,800 bopd.

•	Tigana Norte 4 appraisal well was drilled to a total depth of 11,730 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,900 bopd of 14.1 degrees API, with 1.8% water cut. The Tigana Norte 3 and 4 wells were drilled outside the 3P outline defined in the 2016 D&M reserves certification and approximately 50 to 75 feet down dip of the Tigana Norte 1 well (previous lowest-known-oil in the 2016 D&M reserves certification), respectively, and did not encounter the oil-water contact.

•	Tigana Sur Oeste 2 development well was drilled to a total depth of 11,370 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,050 bopd of 14.8 degrees API, with 0.4% water cut.

•	Tigana Sur Oeste 3 development well was drilled to a total depth of 11,546 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 800 bopd of 14.3 degrees API, with 0.3% water cut. The well is currently producing 1,170 bopd.

•	Tigana Sur Oeste 7 development well was drilled to a total depth of 12,054 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 610 bopd of 14.1 degrees API, with 4.8% water cut.

•	Tigana Norte 5 appraisal well was drilled to a total depth of 11,900 feet, outside the 3P outline defined in the 2016 D&M reserves certification, and approximately 100 feet down dip of the Tigana Norte 1 well. The well is currently being tested.

For a summary of upcoming drilling activities, please refer to the 1Q2018 drilling schedule below.

GeoPark announced two acquisitions adjacent to the Llanos 34 block:

•	The first is a joint venture agreement with CEPSA Colombia to drill one exploration well in the Tiple block acreage in the first half of 2017. GeoPark would acquire and operate 85% of the Tiple block acreage if the well is successful.
•	A farm-in agreement with Parex was also announced to drill the Zamuro exploration prospect located in Llanos 32 block (where GeoPark currently has a non-operated 12.5% WI). In the event of a commercial discovery, GeoPark would increase its economic interest to 56.25% in the Zamuro field.

Brazil:

Average net production in the Manati gas field (GeoPark non-operated, 10% WI) improved by 31% to 3,328 boepd in 4Q2017 compared to 2,535 boepd in 4Q2016. Industrial demand for gas in Brazil recovered in the fourth quarter and maintenance activities were completed in November 2017, which resulted in increased production levels.

Jet 1 exploration well was drilled to a total depth of 2,050 feet, targeting an oil prospect in the POT-T-747 block (GeoPark operated, 70% WI) in the Potiguar basin. Oil shows during drilling and petrophysical analysis indicated the presence of hydrocarbons and the well is currently under stimulation and testing.

For a summary of upcoming drilling activities, please refer to the 1Q2018 drilling schedule below.

Chile:

Average net oil and gas production in Chile decreased by 17% to 2,932 boepd in 4Q2017 compared to 3,523 boepd in 4Q2016 due to the natural declines in the fields, but increased by 4% compared to 3Q2017, resulting from successful and low-cost well intervention activities to maintain production levels. The resulting production mix during 4Q2017 was 66% gas and 34% oil (vs. 63% gas and 37% oil in 4Q2016). The Fell block represented 98% of Chilean production.

GeoPark is currently testing the Uaken 1 exploration well in the Fell block to test a new shallow low-cost gas play.

Argentina:

In late October 2017, GeoPark initiated a long-term test in the Rio Grande Oeste 1 exploration well in CN-V block (GeoPark operated, 50% WI) in the Neuquen basin. The well tested gross average levels of 50 to 150 bopd. Further testing, stimulation and intervention activities are planned for 1Q2018, including a change in the artificial lift system to enhance productivity levels.

Also in 4Q2017, three exploration wells were drilled in Sierra del Nevado block (GeoPark non-operated, 18% WI), and one exploration well was drilled in Puelen block (GeoPark non-operated, 18% WI), with three of these expected to be tested in 2018.

In December, GeoPark acquired three blocks in the Neuquen basin in Argentina with oil and gas production, reserves and resources. The asset purchase agreement includes 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks. The blocks include oil and gas production of 2,700 boepd, of which 70% is light oil and 30% gas, proven and probable (2P) oil and gas reserves of approximately 12-14 million barrels of oil equivalent (mmboe), 3P reserves of approximately 18-20 mmboe, and exploration resources of approximately 15-30 mmboe (all GeoPark estimates). Closing of the transaction is expected in the first quarter 2018, subject to customary regulatory approvals.

1Q2018 Drilling Schedule

The following is a summary of expected drilling activities scheduled for 1Q2018 with estimated total net capital expenditures of $30-35 million (drilling and completion costs of $12-15 million plus facilities and other costs of $18-20 million).

	Prospect/Well[a]	Country	Block	WI	Type
1	Tigana Norte 6	Colombia	Llanos 34	45%	Development
2	Tigana Norte 9	Colombia	Llanos 34	45%	Development
3	Jacana 20	Colombia	Llanos 34	45%	Development
4	Jacana 21	Colombia	Llanos 34	45%	Development
5	Jacana 22	Colombia	Llanos 34	45%	Development
6	Chachalaca Sur 1	Colombia	Llanos 34	45%	Exploration
7	619-AB 1	Brazil	POT-T-619	100%	Exploration

a)	Information included in the table above is subject to change and may also be subject to partner or regulatory approval

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +562 2242 9600

MEDIA

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2018 production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, capital expenditures plan, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 10, 2018